Exhibit 99.1

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7
Tel: 416-644-0001 Fax: 416-644-0069 www.purenickel.com

TSX Trading Symbol:	NIC (TSX), PNCKF (OTC BB)
Total shares outstanding:	67.766 million
Fully diluted:	75.526 million
52-week trading range:	$0.025 - $0.34

– NEWS RELEASE –

Pure Nickel Launches 2009 MAN Exploration Program

TORONTO, ON: Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to release details of its exploration plans for the MAN, Alaska project.

Pure Nickel and its project partner, ITOCHU Corporation of Tokyo met in Vancouver on April 20 and 21 and finalized a US$ 4.4 million exploration budget for the MAN project in Alaska. An additional out of plan expenditure of approximately $500,000 has also been agreed upon for a new airborne survey. Camp mobilization and preparation will begin in mid May.

The majority of the budget will be allocated to and in support of a 5700 metre drill program. Initial drill targets have been selected on Alpha complex with further targets identified elsewhere on the project pending initial drilling results. At time of writing, hole depths are anticipated to range from 200 to 1000 metres and drilling is anticipated to commence the first week of June.

An intense amount of work has gone into the selection of this year’s targets. Significant effort has been expended on soil chemistry, geophysical data and geological structure analysis. New perspectives on key drill targets have resulted from this unparalleled level of preparation. To further aid the drilling process, Pure Nickel has contracted with Geotech Ltd. to complete an airborne ZTEM survey over much of the MAN mineral claims. This geophysical survey will cover approximately 2722 line kms and will commence the last week of May.

The ZTEM or Z-Axis Tipper Electromagnetic system is an innovative airborne EM system which uses the natural or passive fields of the Earth as the source of transmitted energy. Key features of the technology include:

  Superior Exploration Depth – Over 1500 metres in the Athabasca Basin.

  Low Frequency for penetration through conductive cover.

  High Spatial Resolution – 8 to 10 metres.

  Excellent resistivity discrimination and detection of weak anomalies due to the nature of the natural EM fields.

  Measures the in-phase component – critical for the exploration of nickel sulphides. "Super" conductors are no longer undetectable.

  New technological tools will be deployed to the MAN Alaska property as part of this year’s program. Pure Nickel will utilize a Niton XRF Analyzer in field operations. This sophisticated tool will enable real time analysis of metal contents in rock and in drill core, further aiding on the spot drill hole decisions and refined drill targeting.

  Other portions of the exploration program will include a walk magnetic survey, a ground electromagnetic (EM) survey along with extensive prospecting and mapping programs.

  The program will run into the latter portion of September, weather permitting.

  Larry Hulbert, P.Geol. is Pure Nickel's Chief Consulting Geologist and is the designated Qualified Person (Q.P.) for the MAN Project. Phillip Mudry, P.Geol. is the Chief Exploration Consultant for Pure Nickel Inc. and is supervising drill hole planning, implementation and quality control/quality assurance programs at the MAN project for 2009.

  About Pure Nickel Inc.:

  Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. The Company's 2009 exploration program is fully funded.

  Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward] looking statements.

  The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

  For further information:
  The Howard Group
   Jeff Walker Toll Free:
  1  - 888-221-0915
  Email: info@howardgroupinc.com
  www.howardgroupinc.com

  Pure Nickel Inc.
  David McPherson
  President & CEO
  T. (416) 644-0066
  Email: info@purenickel.com
  www.purenickel.com